Exhibit 99.3

Randgold & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration Number 1992/005642/06)

Share code: RNG	ISIN: ZAE000008819 (Suspended)

ADR Ticker symbol: RNG

Nasdaq trading symbol: RANGY (Delisted)

(“R&E” or “the Company”)

RESULTS OF THE GENERAL MEETING OF R&E SHAREHOLDERS HELD AT 09H00

ON FRIDAY, 9 MARCH 2007

R&E shareholders are referred to the Notice of General Meeting, which was issued to shareholders dated 9 February 2007, wherein R&E shareholders were informed of the convening of a general meeting of the Company (which was deemed to be an annual general meeting) as directed by the Registrar of Companies, in terms of Section 179(4) and in terms of Section 181 of the Companies Act, 1973 (Act 61 of 1973), as amended, and Articles 44 and 45 of the Company’s Articles of Association.

The results of the resolutions proposed as set out in the notice of general meeting, and the results thereof, representing 54 787 324 of the issued share capital of the Company, present or represented by proxy thereat, was as follows:

		FOR	AGAINST	ABSTAIN
1.a)	To re-elect MR AC Nissen as a director	54.98%	29.18%	15.83%
b)	To re-elect Ms MB Madumise as a director	55.73%	21.63%	22.64%
c)	To elect Mr PH Gray as a director	71.56%	28.44%	0.00%
d)	To elect Mr DM Nurek as a director	55.73%	28.44%	15.83%
e)	To elect Mr J Blersch as a director	32.23%	51.33%	16.44%
f)	To elect Mr TG Dale as a director	32.23%	51.33%	16.44%
g)	To elect Mr M Steyn as a director	96.91%	2.48%	0.60%
2.	Re-appointment of KPMG as auditors to the Company, and to authorise their remuneration for the ensuing year	81.57%	2.60%	15.83%

Directors in office as at 9 March 2007 are as follows:

Mr DM Nurek (Non-Executive Chairman)

Mr PH Gray (Chief Executive Officer)

Mr M Steyn (Financial Director)

Ms MB Madumise (Independent Non-Executive)

Mr AC Nissen (Independent Non-Executive)

9 March 2007

Johannesburg

Sponsor

Sasfin Capital

(A division of Sasfin Bank Limited)